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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1


                       Healthcare Network Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

           Warrants to purchase Issuer's $.0001 par value common stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42220D 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 15, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

1        In accordance with Rule 13d-3(d)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42220D 10 7

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                                 Christopher Kern
                ................................................................
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)      [ ]

                (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only

                ................................................................
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
                                 U.S.A.
                ................................................................
--------------------------------------------------------------------------------

                        5.        Sole Voting Power        1,807,100 (A)
Number of Shares                  ----------------------------------------------
Beneficially Owned      6.        Shared Voting Power      -0-
by Each Reporting                 ----------------------------------------------
Person With             7.        Sole Dispositive Power   1,807,100
                                  ----------------------------------------------
                        8.        Shared Dispositive Power -0-
                                  ----------------------------------------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         Warrant to purchase up to 1,000,000 shares of Issuer's $.0001 par value common stock and 807,100 shares of common stock remaining from exercise of 1,000,000 options at $.05 per share on March 26, 2002.
         .......................................................................
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         .......................................................................
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

                                 7.84%
                ................................................................
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         ** Shares of common stock as of November 1, 2002            22,046,062
         Maximum shares to be issued upon option exercise             1,000,000
                                                                     -----------
                                           Total                     23,046,062
--------------------------------------------------------------------------------
(A) Sole voting and dispositive power will only occur as to 1,000,000 if and to the extent common shares are issued pursuant to option exercise at $1.00 per share.

Item 1
(a)      Name of Issuer:

                                 Healthcare Network Solutions, Inc.
                    ............................................................
(b)      Address of Issuer's Principal Executive Offices:

                                 8383 Dunwoody Place, Atlanta, Georgia 30350
                    ............................................................
Item 2
(a)      Name of Person Filing:

                                 Christopher Kern
                    ............................................................
(b)      Address of Principal Business Office or, if none, Residence:

                                 1175 Walt Whitman Road, Suite 100
                                 Melville, New York 11747
                    ............................................................
(c)      Citizenship:

                                 U.S.A.
                    ............................................................
2(d)     Title of Class of Securities:

         Warrants to purchase up to 1,000,000 shares of Issuer's $.0001 par value common stock and 807,100 shares of common stock remaining from earlier exercise of 1,000,000 options. See No. 9
         .......................................................................
2(e)     CUSIP Number:

                                 42220D 10 7
                    ............................................................
Item 3 If this statement is filed pursuant toss.ss.240.13.d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act
                 (15 U.S.C. 78c)
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                 (15 U.S.C. 78c)
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(C)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
         (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

Item 4   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in
         Item 1.

(a)      Amount beneficially owned:

         1,807,100 inclusive of shares underlying 1,000,000 exercisable options to purchase a like number of Issuer's $.0001 par value common stock which shares may be acquired in accordance with Rule 13d-3(d)(1)(i)(A)
         .......................................................................

(b)      Percent of Class:
                                 7.84%
                    ............................................................

(c)      Number of shares as to which the person has:

                                 1,807,100
                    ............................................................

         (i)      Sole power to vote or to direct the vote:
                                 1,807,100
                  ..............................................................
         (ii)     Shared power to vote or to direct the vote:
                                   -0-
                  ..............................................................
         (iii)    Sole power to dispose or to direct the disposition of:

                  1,807,100, inclusive of 1,000,000 shares subject to presenting exercisable options at $1.00 per share.
                  ..............................................................
         (iv)     Shared power to dispose or to direct the disposition of:
                                   -0-
                  ..............................................................
Item 5   Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of securities, check the following [ ]

Item 6   Ownership of More than Five Percent on Behalf of Another Person

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this item, and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8   Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9   Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10  Certification

(a) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 14, 2003
                                             ------------------
                                                   Date
                                             /s/ Christopher Kern
                                             --------------------
                                                 Signature
                                             Christopher Kern
                                             --------------------
                                                Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.



Attention: International misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)




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